As filed with the Securities and Exchange Commission
                     on October 15, 1999 File No. 333-67613
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                      ------------------------------------
                             WASHINGTON, D.C. 20549
                         Post-Effective Amendment No. 1
                                    Form SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         --------------------------------------------------------------

                         CITRUS FINANCIAL SERVICES, INC.
                 (Name of small business issuer in its charter)

  Florida                              6712                       65-0136504
  -------                              ----                       ----------

(State or jurisdiction of     (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization) Classification Code Number)   Identification No.)

                     1717 Indian River Boulevard, Suite 100
                            Vero Beach, Florida 32960
                                 (561) 778-4100

                          (Address and telephone number
                         of principal executive offices)
                      ------------------------------------

                                Josh C. Cox, Jr.
                      President and Chief Executive Officer
                     1717 Indian River Boulevard, Suite 100
                            Vero Beach, Florida 32960
                                 (561) 778-4100

            (Name, address and telephone number of agent for service)

           ----------------------------------------------------------
                              Copies Requested to:

    Herbert D. Haughton, Esq.         Neil E. Grayson, Esq.
    or A. George Igler, Esq.          Nelson Mullins Riley & Scarborough, L.L.P.
    Igler & Dougherty, P.A.           First Union Plaza, Suite 1400
    1501 Park Avenue East             999 Peachtree Street, N.E.
    Tallahassee, Florida 32301        Atlanta, Georgia 30309
    (850) 878-2411 Telephone          (404) 817-6000 Telephone
    (850) 878-1230 Facsimile          (404) 817-6225 Facsimile

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis as required by rule 415 under the Securities Act of 1933 check the following box. [ ]

If this form is filed to register additional securities for an offering as required by to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

If this form is a post-effective amendment filed as required by to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

If delivery of the prospectus is expected to be made as required by to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=================================== ======================== ====================== ======================  ===================
             Title of                                               Proposed               Proposed
            each class                       Amount                  maximum                maximum
           of securities                      to be                 offering               aggregate             Amount of
         to be registered                  registered               price(1)           offering price(2)    registration fee(3)
----------------------------------- ------------------------ ---------------------- ----------------------  -------------------
Common Stock $3.15 par value               1,200,000                 $11.50               $13,800,000            $3,836.40
=================================== ======================== ====================== ======================  ===================

(1) Maximum purchase price of stock to be issued.
(2) Estimated solely for the purpose of calculating the registration fee on the basis of the proposed maximum offering price per share.
(3) Previously paid.

    The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the registration statement shall become effective on the date the Commission, acting as required by to Section 8(a), may determine.
s===============================================================================

                         CITRUS FINANCIAL SERVICES, INC.

                                SUPPLEMENT NO. 2
                         TO PROSPECTUS DATED MAY 3, 1999


         Citrus Financial Services, Inc. began offering its shares to the public on May 3, 1999. The initial offering period expired on August 1, 1999, unless we extended the period for up to an additional 90 days. Prior to August 1, 1999, our board of directors extended the offering to October 30, 1999, and filed supplement no. 1 with the Securities and Exchange Commission. We did so in order to have additional time to sell the minimum number of shares. As of the date of this supplement, we still have not sold the minimum number of shares required to break escrow. We are approximately $7.6 million short of the $10,750,000 needed. In accordance with the terms of the offering, if the minimum number of shares has not been sold by October 30, 1999, the offering will terminate.

         We have the corporate authority to extend the offering beyond the original 180 day period and to otherwise amend the offering. To do so, however, we must return subscription funds received during the offering.

         Our board of directors voted on October 7, 1999 to amend our registration statement no. 333- 67613 to extend the offering for a period of six months from October 30, 1999, or until April 30, 2000, in order to sell the minimum number of required shares. In addition, the board voted to reduce the minimum offering from 1,000,000 shares to 560,000 shares at an offering price of $10.75 per share. The board also voted to direct our management to refund all subscription proceeds plus prorata interest. Finally, the board voted to provide each subscriber with a copy of this prospectus supplement along with a new subscription offer form. Included with this supplement are our unaudited financial statements for the six months ended June 30, 1999 which were contained in our Form 10-QSB filed with the Securities and Exchange Commission on August 13, 1999. Our third quarter Form 10-QSB, containing September 30th financial statements, will be filed with the Securities and Exchange Commission on or before November 14, 1999. Once filed, the Form 10- QSB can be found on the internet at www.sec.gov or may be obtained by contacting Citrus.

                                 USE OF PROCEEDS

         We will use the new minimum net proceeds, estimated to be $5,552,912 after subtracting offering costs estimated to be $177,000 and estimated sales commissions of $290,088, to capitalize our proposed Highlands County, Florida, bank. We have received preliminary approvals from the office of the Comptroller of the Currency and the Federal Reserve Board to open this bank. We anticipate receiving FDIC approval by October 31, 1999. We propose to locate our Highlands County bank at 3900 US 27 North, Sebring, Florida, and expect to open this bank before year end if the minimum number of shares is sold by November 30, 1999. Otherwise we plan to open the bank approximately one month after we complete the sale of the minimum number of shares. In the event we do not sell more than the minimum number of shares, Walter A. Alvarez, our proposed Dade County bank president, will continue to operate Citrus Bank's Dade County loan production office.

         In the event we sell more than 560,000 shares but less than 1,000,000 shares, we will use the net proceeds in excess of $5,000,000 to open additional full-service banking center branch offices of our subsidiary banks. We would expect to open one banking center for each $1,000,000 of net capital raised in excess of the minimum. We would expect our first center to open in Dade County, Florida, although we still have not selected a location for the center. We believe it would be located in Coral Gables, Florida, but we would consider other communities. If we do not raise $10,000,000 or more, but raise sufficient net proceeds to open a Dade County office, Walter A. Alvarez will continue to serve as Citrus Bank's Miami area president. Other banking centers would be opened in Melbourne, Florida, and Vero Beach, Florida, at locations yet to be determined.

         In the event we raise net capital equal to or in excess of $10,000,000, we would follow our original plan to open a new bank in Dade County, Florida, instead of opening branch offices of Citrus Bank.


                                 CAPITALIZATION

                                                                               As Adjusted            As Adjusted
                                                                                 for Minimum            for Maximum
                                                                Actual          Offering                Offering
                                                                ------          --------                --------
                                                                          (dollars in thousands)
     Borrowings:
     FHLB advances 5.76%, maturing 2003                     $       192         $        192         $        192
     Central Illinois Bank at prime, maturing 2000                   50                   50                   50
     FHLB advances at 5.09 to 5.16%,
        maturing within 30 days                                   5,800                5,800                5,800
                                                            -----------          -----------          -----------

     Total borrowings                                        $    6,042          $     6,042          $     6,042
                                                             ==========          ===========          ===========

     Stockholders' equity:
     Preferred Stock, $5.00 par value, authorized and
         unissued 1,000,000 shares                           $       -           $        -           $       -
     Common Stock, $3.15 par value, 10,000,000 shares
         authorized, 952,296 issued and outstanding
         (1,512,296 shares at the minimum offering
         and 2,152,296 shares at the maximum offering)            3,007                4,771                6,787
     Additional paid-in capital                                   3,149                6,938               11,320
     Retained earnings                                              569                  569                  569
     Net unrealized holding losses on securities                    (52)                 (52)                (52)
                                                           ------------          -----------        ------------

     Total stockholders' equity                              $    6,673           $   12,226          $   18,624
                                                             ==========           ==========          ==========

     Total capitalization                                     $  12,715           $   18,268          $   24,666
                                                              =========           ==========          ==========


                        DILUTION IN BOOK VALUE PER SHARE


                                                                               Minimum                        Maximum
                                                                              Offering                       Offering
                                                                    --------------------------------------------------------------

Initial public offering price per share                                               $10.75                       $10.75
                                                                      $  7.01                       $  7.01
Book value per share at June 30, 1999                                    1.07                          1.64
                                                                         ----                          ----
                                                                                        8.08                         8.65
                                                                                      --------                     --------
Increase per share attributable to new investors                                      $ 2.67                       $ 2.10
                                                                                      =======                      =======

Pro forma book value per share after the offering

Dilution per share to new investors



     Based on the maximum offering:

                                                     Shares Purchased         Total Consideration       Average Price
                                                     ----------------         -------------------       -------------

                                                   Number        Percent       Amount        Percent       Per Share
                                                   ------        -------       ------        -------       ---------
Existing shareholders.......................       952,296         44.2%     $  6,156          32.3%         $ 6.46
New investors...............................     1,200,000         55.8        12,900          67.7          $10.75
                                                 ---------       ------      --------        ------
     Total..................................     2,152,296        100.0%      $19,056         100.0%
                                                 =========        =====       =======         =====

     Based on the minimum offering:

                                                     Shares Purchased         Total Consideration       Average Price
                                                     ----------------         -------------------       -------------

                                                   Number        Percent       Amount        Percent       Per Share
                                                   ------        -------       ------        -------       ---------
Existing shareholders.......................       952,296         63.0%      $ 6,156          50.6%         $ 6.46
New investors...............................       560,000         37.0         6,020          49.4          $10.75
                                               -----------       ------      --------       -------
     Total..................................     1,512,296        100.0%      $12,176         100.0%
                                                ==========       ======       =======        ======


                              RECENT DEVELOPMENTS

     Citrus Bank opened a loan production office in Dade County, Florida during the first quarter of 1999 and opened a loan production office in Sebring, Florida during the second quarter of 1999. It is Citrus' intent that these loan production offices will be closed when and if Citrus opens its proposed new banks. Loans originated in these loan production offices would then be transferred to the new banks. Citrus Bank has incurred loan production office operating costs through September 30, 1999 totaling approximately $250,000.

     Citrus' assets at September 30, 1999 increased from $80.2 million to $84.4 million while total loans increased from $60.2 million to $66.2 million. Deposits increased from $73.3 million to $77.6 million.

     Nine month year-to-date net income dropped $167,215 from $480,422 in 1998 to $313,207 for 1999, primarily due to the operating costs incurred by Citrus Bank's new loan production offices.

                             ADDITIONAL INFORMATION

         We have filed various applications with the Office of the Comptroller of the Currency, the Federal Reserve Bank of Atlanta and the FDIC. You should only rely on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the Comptroller of the Currency, the Federal Reserve Bank and the FDIC, such other information is superseded by the information in this prospectus. Projections appearing in the applications to such agencies were based on assumptions that the organizers believed were reasonable at the time, but which may have changed or which may otherwise be wrong. Citrus Financial specifically disclaims all projections for purposes of this prospectus and cautions prospective investors against placing reliance on them for purposes of making an investment decision.


         This supplement no. 2 supercedes and replaces supplement no. 1, and also amends and shall be considered a part of the prospectus. To the extent any information set forth in this supplement is inconsistent with or contrary to the information set forth in the prospectus, the information set forth herein shall supersede the information contained in the prospectus. This supplement does not contain a complete description of the terms of the offering and information relating to the company. Prospective investors should read the prospectus and this supplement no. 2 in their entirety prior to subscribing or re-subscribing for shares of the common stock. If you would like a copy of the original prospectus, please contact Henry O. Speight at Citrus, (561) 778-4100.
Alternatively, a copy of the prospectus can be found on Banc Stock Financial Services' website at www.ipodepot.com.

                The date of this supplement is October 15, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following unaudited selected financial data for the six month periods ended June 30, 1999 and 1998, are derived from the financial statements and other data of Citrus Financial. The selected financial data should be read in conjunction with the financial statements of Citrus Financial, including the financial statement notes. (data in thousands except per share)

                                                                                     At or for the six-month period
                                                                                          Ended June 30,
                                                                                        1999              1998
                                                                                        ----              ----
Statement of Operations Data:
     Total interest income                                                            $ 3,154          $ 3,057
     Total interest expense                                                             1,381            1,316
     Net interest income before provision for credit losses                             1,773            1,741
     Provision for credit losses                                                           20              (49)
     Net interest income after provision for credit losses                              1,753            1,790
     Noninterest income                                                                   237              209
     Noninterest expense                                                                1,597            1,447
     Provision for income taxes                                                           148              207
     Net income                                                                           245              345

Balance Sheet Data:
     Total assets                                                                    $ 81,192         $ 81,196
     Earning assets                                                                    73,936           73,729
     Investment securities                                                              6,917            8,105
     Loans held for investment(1)                                                      58,674           49,271
     Allowance for loan losses                                                            380              405
     Loans held for sale                                                                3,686           13,433
     Deposit accounts                                                                  68,247           70,639
     Stockholders' equity                                                               6,673            6,197

Share Data:(2)(3)
     Basic earnings per share                                                        $   0.26         $   0.36
     Diluted earnings per share                                                          0.21             0.30
     Book value per share (period end)                                                   7.01             6.77
     Weighted average shares outstanding
         Used for basic earnings per share                                                952              952
         Used for diluted earnings per share                                            1,179            1,148

Performance Ratios:
     Return on average assets                                                           0.61%            0.95%
     Return on average equity                                                           7.46%           11.21%
     Interest-rate spread during the period                                             4.03%            4.49%
     Net interest margin                                                                4.79%            5.25%
     Efficiency(4)                                                                     79.45%           74.21%

Asset Quality Ratios:
     Allowance for credit loan losses to period end loans held for investment           0.65%            0.82%
     Net charge-offs to average loans held for investment                               0.37%           -0.09%
     Nonperforming assets to period end loans held for investment and
         foreclosed property                                                            1.03%            1.64%
     Nonperforming assets to period end total assets                                    0.74%            1.00%

Capital and Liquidity Ratios:(5)
     Average equity to average assets                                                   8.12%            8.47%
     Leverage (4.00% required minimum)                                                  7.88%            7.77%
     Risk-based capital:
         Tier 1                                                                         9.98%           10.05%
         Total                                                                         10.58%           10.75%
     Average loans held for investment to average deposits                             75.69%           74.06%

(1) Loans held for investment are stated net of unearned income but, before allowance for credit losses.

(2) Net income per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from stock warrants and options using treasury stock method.

(3) Book value per share excludes the effect of any outstanding stock warrants and options.

(4) Efficiency is determined by dividing noninterest expense by the sum of net interest income before provision for credit losses and other income, net of gains and losses on sales of assets.

(5)  Capital and liquidity ratios are for Citrus Bank, not Citrus Financial.

                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    Overview

Citrus Financial Services, Inc. ("Citrus") is a bank holding company registered under the Bank Holding Company Act of 1956. Citrus owns 100% of the issued and outstanding common stock of Citrus Bank, N.A., Vero Beach, Florida ("Citrus Bank"). Citrus was incorporated on May 19, 1989, to enhance Citrus Bank's ability to serve its future customers' requirements for financial services. The holding company provides flexibility for expansion of Citrus' banking business through acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws.

Citrus Bank commenced business operations on April 13, 1990, in a permanent facility located at the corner of Indian River Boulevard and 17th Street, Vero Beach, Florida. The facility is a three-story office condominium, the first floor of which is owned by Citrus Bank. Citrus Bank operates a branch office at 1020 U.S. 1, Sebastian, Florida, which commenced operations in February 1993 and another branch office located at 1020 Buttonwood Street, Barefoot Bay, Florida, which commenced operations in September 1996.

                           Forward-looking Statements

When used in this Form 10-QSB, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in Citrus' market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Citrus' market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Citrus wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as to the date made. Citrus wishes to advise readers that the factors listed above, as well as others, could affect Citrus' financial performance and could cause Citrus' actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Citrus does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                                    Year 2000

Citrus is aware of the issue associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Primary systems that do not properly recognize this information could generate erroneous data or cause a system to fail. Citrus is utilizing both internal and external resources to identify, correct and test their systems for the Year 2000 compliance. Management believes that all necessary modifications and testing have been completed. To date, confirmations have been received from all of the Bank's primary processing vendors that their software is now Year 2000 compliant. To date there have been no significant limitations on recourse under the representations obtained from primary vendors that have indicated Year 2000 compliance. In addition to representations made by the primary vendors, Citrus has completed testing for all mission critical hardware and software. At June 30, 1999, Citrus had estimated total Year 2000 costs of $55,000 in excess of normal recurring capital expenditures for routine software and hardware upgrades. Of this amount, approximately $22,000 remains to be spent. It is recognized that any Year 2000 compliance failures could result in additional expense to Citrus.

Citrus has established time lines for testing all ancillary systems, including telephone systems and security devices. We cannot give assurances, however, that all hardware and software that Citrus uses will be Year 2000 compliant, and Citrus cannot predict with any certainty the costs it will incur to respond to any unidentified Year 2000 issues. Factors which may affect the amount of these costs include Citrus' inability to control third party modification plans, Citrus' ability to identify and correct all relevant computer codes, the availability and cost of engaging personnel trained in solving Year 2000 issues, and other similar uncertainties.

Further, the business of many of Citrus' customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by Citrus' customers in solving Year 2000 issues could negatively affect those customers' ability to repay any loans which Citrus may have extended. Therefore, even if Citrus does not incur significant direct costs in connection with responding to the Year 2000 issue, we cannot give assurances that the failure or delay of Citrus' customers or other third parties in addressing the Year 2000 issue or the costs involved in the process will not have a material adverse effect on Citrus' business, financial condition, or results of operations. However, we do not believe that such situations will be the case.

During 1998, we notified our customers for the purpose of making them aware of the Year 2000 issues. In 1999, our significant commercial customers were surveyed to assess their status in preparing for the Year 2000 using checklists to assist in identifying other current and potential borrowers with a high Year 2000 risk exposure. No current nor potential borrowers have been determined to have a high Year 2000 risk exposure. Should Citrus identify a Year 2000 exposure associated with one of its borrowers, the lending officer will work with the borrower on a one-on-one basis to minimize the exposure. Frequent reminders will be made to all customers of Year 2000 matters in monthly deposit statements and other correspondence.

Our Year 2000 plans provide for use of outside consultants to ensure that adequate contingency plans have been adopted. Citrus has completed its initial contingency plan and management currently believes the most likely worst case scenario centers around the loss of power at its main office, branches, and ATM machines. Citrus is currently investigating the most reliable alternate power supply to operate its main office. If necessary, the ATM machines and branch operations would be suspended and the main office would conduct all business operations until the power is restored. Plans also exist to handle the contingency of a disruption in data communications, which include use of couriers to provide tapes of data normally transmitted by data lines and printing of reports at the main office for delivery to the tellers and branches.

                         Future Accounting Requirements

In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which addresses the accounting for derivative instruments and provides for matching the timing of gain or loss recognition on the hedging instrument. Guidance on identifying derivative instruments is also provided as well as additional disclosures. SFAS 133 becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Earlier application is permitted with certain exceptions. Management does not anticipate that adoption of SFAS 133 will have a material impact on the financial condition or results of operations of Citrus.

                               Impact of Inflation

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurements of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of Citrus are monetary in nature. As a result, interest rates have a more significant impact on Citrus' performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. As discussed herein, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

                              Results of Operations

Overview

Citrus' net income decreased $8,000 and $100,000 for the three and six months ended June 30, 1999, respectively, over the comparable periods in 1998. This decline for the six months of 1999 versus 1998 reflects the effects of increases in credit provision for credit losses, increased operating costs associated with the start-up of loan production offices in Miami and Sebring, Florida, as well as declining net interest. The increase in average earning assets of 11.6% for the first six months of 1999 versus the same period in 1998 was partially offset by a decline of approximately 70 basis points in the average yield on earning assets. These factors produced a net increase in total interest income of 3.2% in the first six months of 1999 as compared to the first six months of 1998. Total interest income was approximately $1.6 million for both the three months ended June 30, 1999 and 1998. For the six months ended June 30, 1999, as compared with the comparable period in 1998, increases in total interest income of $97,000 were partially offset by increases in interest expense of $65,000. Noninterest income increased 13.4%, to $237,000 in the first six months of 1999 as compared to $209,000 in the first six months of 1998. This improvement resulted primarily from deposit account charges resulting from the growth in average deposits. Noninterest expense in the first six months of 1999 as compared to the first six months of 1998 rose at a pace of 10.4% to $1,597,000 from $1,447,000. The return on average assets for the six months ended June 30, 1999, declined to 0.61% annualized as compared with the return of average assets of 0.72% for 1998. Net income for the three months ended June 30, 1999, declined $8,000 from the same period in 1998 primarily due to a 14.8% increase in other expenses. During the three months ended June 30, 1999, expenses for the Miami and Sebring loan production offices totaled $119,000 and $162,000 for the six months ended June 30, 1999. The $110,000 increase in other expenses for the second quarter of 1999 as compared with the same period of 1998 was partially offset by lower costs on deposits and a reduction in the provision for credit losses. An overall improvement in the quality of Citrus Bank's loan portfolio contributed to the lower allowance for credit losses.

Average Balances, Income and Expenses, and Rates. The following table depicts, for the periods indicated, certain information related to Citrus' average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.










                    (This section left blank intentionally.)

Average Balances, Income and Expenses, and Rates (dollars in thousands)

                                                                   For the Six Months Ended June 30,
                                                             1999                                    1998
                                              -------------------------------------------------------------------------
                                                            Interest      Average                  Interest     Average
                                              Average         and          Yield/      Average        and        Yield/
                                              Balance       Dividends       Rate       Balance     Dividends      Rate
                                              -------       ---------       ----       -------     ---------      ----
Earning assets:
     Interest-earning deposits               $     28     $      1          4.9%    $      46      $     1        4.3%
     Taxable securities                         5,987          160          5.3%        8,578          231        5.4%
     Federal funds sold                         6,390          151          4.7%        1,965           53        5.4%
     Loans held for sale                        6,515          324          9.9%        6,943          346       10.0%
     Loans held for investment, net            55,143        2,518          9.1%       48,838        2,426        9.9%
                                              -------       ------                    -------       ------

         Total earning assets                  74,063        3,154          8.5%       66,370        3,057        9.2%
                                                            ------                                  ------

Non-earning assets                              6,841                                   6,820
                                              -------                                 -------

         Total assets                         $80,904                                 $73,190
                                              =======                                 =======

Interest-bearing liabilities:
     NOW and money market deposits           $  6,799           62          1.8%     $  7,403           72        1.9%
     Savings                                    9,580          152          3.2%        6,990          116        3.3%
     Time deposits                             44,158        1,147          5.2%       40,312        1,098        5.4%
     Other borrowings                             944           20          4.2%        1,055           30        5.7%
                                            ---------     --------                   --------     --------

         Total interest-bearing liabilities    61,481        1,381          4.5%       55,760        1,316        4.7%
                                                            ------                                  ------

Noninterest-bearing liabilities                12,856                                  11,646
Stockholders' equity                            6,567                                   5,784
                                             --------                                --------

         Total liabilities and
              stockholders' equity            $80,904                                 $73,190
                                              =======                                 =======

Net interest income before provision
  for credit losses                                         $1,773                                 $ 1,741
                                                            ======                                 =======

Interest-rate spread                                                        4.0%                                  4.5%
                                                                            ====                                  ====

Net interest margin                                                         4.8%                                  5.2%
                                                                            ====                                  ====

Ratio of average earning assets to
  average interest-bearing liabilities         120.5%                                  119.0%
                                               ======                                  ======



                  Comparison of Results of Operations for the
                    Six Months Ended June 30, 1999 and 1998

Net Interest Income

The largest component of net income for Citrus is net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on Citrus' interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

Net interest income was $1,773,000 for the six months ended June 30, 1999, as compared to $1,741,000 for the six months ended June 30, 1998. The increases in earning assets of $7.7 million reflected the growth of Citrus' loan portfolio of $5.9 million, or 10.5%, between these periods, which resulted in improvements in Citrus' total interest income. However, net interest income increased only 1.8% for the six months ended June 30, 1999, versus the comparable period in 1998, due to declining yields on earning assets. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 4.0% for the six months ended June 30, 1999, as compared to 4.5% for the six months ended June 30, 1998. Net interest margin, net interest income divided by average interest-earning assets, declined to 4.8% for the six months ended June 30, 1999, as compared to 5.2% for the six months ended June 30, 1998. These decreases reflect the fact that during the first six months of 1999 yields on loans held for investment have declined approximately 80 basis points, while interest rates on deposits and borrowings have only dropped approximately 20 basis points in 1999 versus 1998.

Provision and Allowance for Credit Losses

Citrus has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem loans. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for credit losses or that additional increases in the credit loss allowance will not be required.

Asset Classification. Commercial banks are required to review and, when appropriate, classify their assets on a regular basis. The OCC has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, condition, and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes a specific reserve for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not warrant classification in the aforementioned categories, but possess weaknesses, are classified as special mention and are monitored by Citrus.

At June 30, 1999, Citrus had 14 loans classified by regulatory standards as substandard, doubtful, or loss totaling $471,000. At December 31, 1998, Citrus had 12 loans totaling $448,000 in the same categories. At June 30, 1999, and December 31, 1998, Citrus had loss assets to be charged-off totaling $30,000 and $-0-, respectively. The loss assets were fully reserved at June 30, 1999. Loans classified by management as impaired under generally accepted accounting principles (and are included in the regulatory classifications of doubtful or loss) totaled $108,000 and $85,000 at June 30, 1999, and December 31, 1998,
respectively.

Nonperforming loans include loans that have been placed on nonaccrual status by Citrus and loans past due for ninety days or more. Some of these nonperforming loans are well-collateralized, posing no significant risk of loss, and have not been classified as substandard, doubtful, or loss.

A summary of nonperforming loans by type follows (dollars in thousands):

                                                                                 June 30,             December 31,
                                                                                  1999                  1998
                                                                                  ----                  ----

     Real estate                                                                   $ 129                 $ 228
     Installment loans                                                                79                    25
     Credit cards and related plans                                                    4                     -
     Commercial and all other loans                                                  391                   247
                                                                                  ------                ------

                                                                                   $ 603                 $ 500
                                                                                   =====                 =====

Nonperforming loans at June 30, 1999, declined from the quarter-end March 31, 1999, total of $859,000, but continue to exceed December 31, 1998, levels. However, the overall credit quality improved in the second quarter of 1999 with the reduction in total nonperforming loans and other real estate owned.

Allowance for Credit Losses. The allowance for credit losses is established through a provision for loan losses charged against income. Loans are charged against the provision when management believes that the collectibility of the principal is unlikely. The provision is an estimated amount that management believes will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, specific problem loans and commitments, and current anticipated economic conditions that may affect the borrower's ability to pay. While management uses the best information available to recognize losses on loans, future additions to the provision may be necessary based on changes in economic conditions.

At June 30, 1999, the allowance for credit losses amounted to $380,000, or 0.65% of outstanding loans held for investment. At December 31, 1998, the allowance for credit losses amounted to $461,000, or 0.87% of outstanding loans held for investment. Citrus' provision for credit losses was $20,000 for the six months ended June 30, 1999. For the same six months period in 1998, the provision for credit losses was $(49,000). The provision in 1999 was made based on management's assessment of general credit loss risk and asset quality. The decline in the allowance for credit losses as a percentage of outstanding loans reflects the overall improvement in the quality of the loan portfolio, the recognition of losses on one impaired credit relationship totaling $85,000, and favorable historical trends in overall charge-offs.

During the first quarter of 1998, Citrus settled litigation involving a significant problem credit. As a result of this settlement, Citrus recorded a credit provision of $49,000 for the six months ended June 30, 1998. Citrus' allowance for credit losses remains at levels lower than its peer group with approximately 70% of Citrus' loans secured by real estate as of June 30, 1999. No separate allowance for credit losses has been established for loans held for sale since these loans are purchased for amounts up to 98% of the note amount. Substantially all of these loans have take-out commitments in place at the time purchased by Citrus, and these loans meet Citrus' underwriting guidelines.

Noninterest Income and Expense

Noninterest Income. Citrus' primary source of noninterest income is service charges on deposit accounts. In addition, Citrus originates mortgage loans, which are closed in the name of a third party, for which Citrus receives a fee. Other sources of noninterest income include credit card fees, commissions on check sales, safe deposit box rent, wire transfer, and official check fees.

Total noninterest income increased by $28,000 during the six months ended June 30, 1999, as compared to the same period in 1998, reflecting increased activity fees related to increases in deposit and loan balances. Fees and service charges were $220,000 for the six months ended June 30, 1999, as compared to $187,000 for the comparable period in 1998, an increase of 17.6%.

Noninterest Expense. Total noninterest expense increased by $150,000 during the six months ended June 30, 1999, as compared to the same period in 1998, as a result of Citrus' continued growth. For the first six months in 1999, this increase includes an increase in salary and benefits expense of $122,000, as Citrus employed additional employees for its new loan production offices and provided normal salary and benefit increases. Occupancy-related expenses increased $48,000 in the first six months of 1999 as compared with the same period in 1998, principally due to the start-up of Citrus' in-house data processing center. Continued reductions in professional fees were realized in the first six months of 1999 along with reductions in outside data processing costs, which partially offset total increases in noninterest expenses.

Income Tax Expense

The income tax provision was $148,000 for the six months ended June 30, 1999, or an effective rate of 37.6%. This compares with an effective rate of 37.5% for the same period in 1998.



                   Comparison of Results of Operations for the Three Months Ended June 30, 1999 and 1998

Net Interest Income

Net interest income was $924,000 for the three months ended June 30, 1999, as compared to $889,000 for the three months ended June 30, 1998. The increases in earning assets of $5.2 million, or 7.7%, reflected the growth of Citrus' loan portfolio of $4.3 million, or 7.5%, between these periods; however the declining net interest spread and net interest margin contributed to only moderate increases in net interest income in 1999 versus 1998. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 4.4% for the three months ended June 30, 1999, as compared to 4.6% for the three months ended June 30, 1998. Net interest margin, net interest income divided by average interest-earning assets, improved to 5.1% in the second quarter of 1999, but continues to lag the 5.3% reported for the three months ended June 30, 1998.

Noninterest Income and Expense

Noninterest Income. Total noninterest income increased by $14,000 during the three months ended June 30, 1999, as compared to the same period in 1998, reflecting increased activity fees related to increases in deposit and loan balances. Fees and service charges were $113,000 for the three months ended June 30, 1999, as compared to $94,000 for the comparable period in 1998, an increase of 20.2%.

Noninterest Expense. Total noninterest expense increased by $110,000 during the three months ended June 30, 1999, as compared to the same period in 1998, as a result of Citrus' continued growth. For the second quarter of 1999, this increase includes an increase in salary and benefits expense of $75,000, as Citrus employed additional employees for its new loan production offices and provided normal salary and benefit increases. Occupancy-related expenses increased $35,000 in the first three months of 1999 as compared with the same period in 1998, principally due to the start-up of Citrus' in-house data processing center. Continued reductions in professional fees were realized during 1999 which, when combined with reductions in outside data processing costs, resulted in no net increase in other operating expenses for the second quarter of 1999 as compared with the same period in 1998.

Income Tax Expense

The income tax provision was $74,000 for the three months ended June 30, 1999, or an effective rate of 37.6%. This compares with an effective rate of 37.3% for the same period in 1998.

                               Financial Condition

Citrus' total assets at June 30, 1999, were $81.2 million, decreasing from $84.1 million at December 31, 1998. The decrease of approximately $2.9 million was due principally to the decline in federal funds sold of $4.8 million and loans held for sale of $4.6 million, partially offset by an increase in loans held for investment of $5.7 million. Deposits declined approximately $8.5 million, with $7.4 million of the decline attributable to higher costing certificates of deposit.

Total stockholders' equity as of June 30, 1999, was $6.7 million, an increase of $226,000 or approximately 3.5% compared with stockholders' equity of $6.4 million as of December 31, 1998. This increase was attributable to net income for the six months of 1999 of $245,000 offset by a $19,000 decrease in the market value (net of deferred income taxes) of investment securities available-for-sale.

The following table shows selected ratios for the periods ended or at the dates indicated (annualized for the six months ended June 30, 1999):

                                                                              Six Months Ended       Year Ended
                                                                                 June 30,           December 31,
                                                                                 1999                  1998
                                                                                 ----                  ----
         Return on average assets                                                  0.61%                 0.72%
         Return on average equity                                                  7.46%                 9.13%
         Interest-rate spread during the period                                    4.03%                 4.20%
         Net interest margin                                                       4.79%                 4.92%
         Allowance for credit losses to period end loans held for investment       0.65%                 0.87%
         Net charge-offs to average loans held for investment                      0.37%                (0.01)%
         Nonperforming assets to period end loans held for investment
             and foreclosed property                                               1.03%                 1.67%
         Nonperforming assets to period end total assets                           0.74%                 1.06%

                         Liquidity and Capital Resources

Liquidity Management. Liquidity management involves monitoring Citrus' sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in Citrus' market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks and the Federal Home Loan Bank to borrow on a secured basis through securities sold under agreements to repurchase.

Short-Term Investments. Short-term investments, which consist of federal funds sold and securities purchased under agreements to resell and interest-bearing deposits, averaged $6.4 million in the first six months of 1999 as compared to $2.0 million in the same period of 1998. At June 30, 1999, and December 31, 1998, short-term investments totaled $4.4 million and $9.2 million, respectively. These funds are a primary source of Citrus' liquidity and are generally invested in an earning capacity on an overnight basis.

Management   regularly  reviews  the  liquidity   position  of  Citrus  and  has
implemented internal policies which establish guidelines for sources of asset-based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources.

Deposits and Other Sources of Funds. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels and are also used to fund the origination of mortgage loans designated to be sold in the secondary markets.

Core Deposits. Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for Citrus' loan portfolio and other earning assets. Citrus' core deposits were $59.6 million at June 30, 1999, and $66.3 million at December 31, 1998. Most of the $6.7 million decrease in core deposits since December 31, 1998, was attributable to maturities of higher-priced short-term certificates of deposit that were obtained during 1998 to fund Citrus' investment in loans held-for-sale. Loans held-for-sale have declined $4.6 million during the period from December 31, 1998, to June 30, 1999. Management anticipates that a stable base of deposits will be Citrus' primary source of funding to meet both its short-term and long-term liquidity needs in the future.

Customers with large certificates of deposit tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions fund their balance sheets in part through large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, Citrus does not accept brokered deposits.

Borrowings. Citrus Bank has a line of credit master agreement with the FHLB of Atlanta that enables Citrus Bank to borrow up to $10,000,000. These advances are collateralized by Citrus Bank's FHLB stock and a blanket floating lien consisting of wholly-owned residential (1-4 units) first mortgage loans. At June 30, 1999, advances totaling $5.8 million, which mature within 30 days at interest rates ranging from 5.09% to 5.16%, were outstanding under this line. At June 30, 1999, Citrus had borrowed $50,000 from Central Illinois Bank under a revolving line of credit agreement in the amount of $500,000. This line of credit matures May 20, 2000 with interest floating at New York prime. In addition to the line of credit arrangements, Citrus Bank had fixed FHLB advances outstanding as follows (dollars in thousands):

                                                                                 At June 30,        At December 31,
   Maturity Date                   Interest Rate                                    1999                  1998
   -------------                   -------------                                    ----                  ----

     2003                              5.76%                                       $ 192                 $ 217
                                                                                   =====                 =====

Capital. The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100% (the Federal Reserve grants an exemption from these requirements for bank holding companies with less than $150 million in consolidated assets, and therefore Citrus' capital is currently measured only at Citrus Bank level). Under the risk-based standard, capital is classified into two tiers. Tier 1 capital consists of common stockholders' equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. Tier 2 capital consists of the general allowance for credit losses subject to certain limitations. An institution's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

Bank holding companies and banks are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. The minimum requirement for the leverage ratio is 3%, but all but the highest rated institutions are required to maintain ratios 100 to 200 basis points above the minimum. Citrus and Citrus Bank exceeded their minimum regulatory capital ratios as of June 30, 1999, as reflected in the following table.

The following table sets forth Citrus Bank's regulatory capital position (dollars in thousands):

                                                       Actual                Minimum(1)         Well-Capitalized(2)
                                                 Amount      %            Amount      %           Amount      %
                                                 ------     ---           ------     ---          ------     ---

Total Capital (to Risk-Weighted Assets)         $ 6,656    10.58%        $ 5,031    8.00%       $ 6,289      10.00%
Tier I Capital (to Risk-Weighted Assets)        $ 6,276     9.98%        $ 2,515    4.00%       $ 3,773       6.00%
Tier I Capital (to Average Assets)              $ 6,276     7.88%        $ 3,188    4.00%       $ 3,985       5.00%


(1)  The minimum required for adequately capitalized purposes.

(2)  To  be  "well-capitalized"   under  the  FDIC's  Prompt  Corrective  Action
     regulations.

                         CITRUS FINANCIAL SERVICES, INC.

                                                                                                              PAGE
                                                                                                             NUMBER
                                                                                                             ------
Financial Statements:

         Consolidated Balance Sheets as of June 30, 1999 (unaudited)
         and December 31, 1998                                                                              F - 1

         Consolidated Statements of Operations and Comprehensive Income
         For the Three Months and the Six Months Ended June 30, 1999
         and 1998 (Unaudited)                                                                               F - 2

         Consolidated Condensed Statements of Cash Flows for the Three
         Months and the Six Months Ended June 30, 1999 and 1998 (Unaudited)                                 F - 3

         Consolidated Statement of Changes in Stockholders' Equity (Unaudited)                              F - 4

         Notes to Consolidated Financial Statements (Unaudited)                                             F - 5



                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                  June 30, 1999
                                                                                   (Unaudited)   December 31, 1998
                                                                                   -----------   -----------------
                                                                              (In Thousands, Except Per Share Data)
ASSETS
Cash and due from banks                                                             $   3,165        $   3,940
Federal funds sold                                                                      4,400            9,200
                                                                                      -------          -------
     Total cash and cash equivalents                                                    7,565           13,140
Interest-bearing deposits in other banks                                                    1                9
Securities available-for-sale at fair value                                             5,754            4,675
Securities held-to-maturity (market value of
    $1,099 for 1999 and $1,273 for 1998)                                                1,163            1,307
Loans held for investment less allowance for credit losses                             58,294           52,548
Loans held for sale                                                                     3,686            8,291
Facilities                                                                              2,894            2,884
Other real estate owned                                                                     -              390
Deferred income taxes                                                                     369              233
Accrued interest receivable                                                               449              343
Other assets                                                                            1,017              231
                                                                                     --------         --------

         TOTAL                                                                      $  81,192        $  84,051
                                                                                       ======           ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
     Noninterest-bearing                                                            $  11,517        $  13,393
     NOW accounts                                                                       3,825            4,121
     Money market accounts                                                              2,843            3,026
     Savings accounts                                                                   9,674            8,423
     Time, $100,000 and over                                                            8,607           10,377
     Other time deposits                                                               31,781           37,363
                                                                                       ------           ------

         Total deposits                                                                68,247           76,703
                                                                                       ------           ------

Other borrowings                                                                        6,042              217
Accrued interest payable on deposits                                                      177              297
Accounts payable and accrued liabilities                                                   53              387
                                                                                     --------         --------

         Total liabilities                                                             74,519           77,604
                                                                                       ------           ------

Commitments and contingencies                                                               -                -
                                                                                    -----------      -----------

Stockholders' equity:
     Preferred stock                                                                        -                -
     Common stock                                                                       3,007            3,007
     Additional paid-in capital                                                         3,149            3,149
     Retained earnings                                                                    569              324
     Accumulated other comprehensive income:
         Net unrealized holding losses on securities                                     (52)              (33)
                                                                                    ---------         ---------

         Total stockholders' equity                                                     6,673            6,447
                                                                                      -------          -------

         TOTAL                                                                      $  81,192        $  84,051
                                                                                       ======           ======

Book value per common share                                                         $    7.01        $    6.77
                                                                                     ========         ========

Common shares outstanding                                                             952,296          952,296
                                                                                      =======          =======


          See accompanying notes to consolidated financial statements.

                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
   CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)


                                                   For the Three Months Ended June 30,  For the Six Months Ended June 30,
                                                   -----------------------------------  ---------------------------------
                                                               1999            1998           1999            1998
                                                               ----            ----           ----            ----
                                                                  (Dollars in Thousands, Except Per Share Data)

Interest and fees on loans held for investment              $   1,307      $   1,214      $   2,518       $   2,426
Interest and fees on loans held for sale                          147            239            324             346
Investment and dividend income on investment securities
   and interest-bearing deposits in other banks                    83            107            161             232
Federal funds sold                                                 49             14            151              53
                                                             --------       --------        -------        --------
         Total interest income                                  1,586          1,574          3,154           3,057
                                                               ------         ------         ------          ------

Interest on deposits                                              645            661          1,361           1,286
Other                                                              17             24             20              30
                                                             --------       --------       --------        --------
         Total interest expense                                   662            685          1,381           1,316
                                                              -------        -------         ------          ------

         Net interest income before provision
              for credit losses                                   924            889          1,773           1,741

Provision for credit losses                                       (2)             47             20            (49)
                                                            --------        --------       --------        -------

         Net interest income after provision
              for credit losses                                   926            842          1,753           1,790
                                                              -------        -------         ------          ------

Fees and service charges                                          113             94            220             187
Other income                                                       10             15             17              22
                                                             --------       --------       --------        --------
         Total other income                                       123            109            237             209
                                                              -------        -------        -------         -------

Other expenses:
     Salaries and employee benefits                               445            370            833             711
     Expenses of bank premises and fixed assets                   162            127            303             255
     Other operating expenses                                     245            245            461             481
                                                              -------        -------        -------         -------
         Total other expenses                                     852            742          1,597           1,447
                                                              -------        -------         ------          ------

Income before provision for income taxes                          197            209            393             552

Provision for income taxes                                         74             78            148             207
                                                             --------       --------        -------         -------

Net income                                                        123            131            245             345

Other comprehensive income, net of income taxes:
     Unrealized holding gains (losses) arising during period     (19)             12            (17)            34
     Less: reclassification adjustments for gains included in
       net income for the period                                  (2)             (3)            (2)            (3)
                                                            --------        --------      ---------       --------
         Total other comprehensive income,
              net of income taxes                                (21)              9            (19)             31
                                                             -------       ---------       --------        --------

Comprehensive income                                        $     102      $     140      $     226       $     376
                                                               ======        =======        =======         =======


Earnings Per Share Information
     Primary                                                $    0.13      $    0.14      $    0.26       $    0.36
                                                                 ====           ====           ====            ====
     Fully diluted                                          $    0.10           0.11      $    0.21       $    0.30
                                                                 ====           ====           ====            ====


          See accompanying notes to consolidated financial statements.



                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
           CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                    For the Three Months Ended June 30,   For the Six Months Ended June 30,
                                                    -----------------------------------   ---------------------------------
                                                               1999            1998           1999            1998
                                                               ----            ----           ----            ----
                                                                             (Dollars in Thousands)

Net income                                                  $     123      $     131      $     245       $     345
Adjustments to reconcile net income to net cash
      provided (used) by operating activities:
         Provision for credit losses                              (2)             22             20            (49)
         Depreciation and amortization                             89             21            168              83
         Net premium amortization and
              discount accretion                                    5              -             10               -
         (Increase) decrease in other assets                    (154)             27          (525)            (92)
         Increase (decrease) in other liabilities               (403)            107          (374)             246
         Origination of loans held for sale                  (31,831)       (53,112)       (62,389)        (78,806)
         Proceeds on sale of loans held for sale               33,579         45,626         66,994          66,220
                                                               ------         ------         ------         -------

              Net cash provided (used) by
                  operating activities                          1,406        (7,178)          4,149        (12,053)
                                                              -------       -------         -------        -------

Cash flows from investing activities:
  Net (increase) decrease in:
         Investment securities                                (1,181)            614          (976)           1,178
         Interest-bearing deposits in other banks                 22              -              8               56
         Loans                                                (3,111)            361        (5,867)             466
     Purchases of bank premises and equipment, net                (67)          (84)          (178)            (167)
                                                            ---------      --------       --------         --------

              Net cash provided (used) by
                  investing activities                        (4,337)            891        (7,013)           1,533
                                                             -------        --------       -------         --------

Cash flows from financing activities:
     Net increase (decrease) in deposits                      (3,756)          4,637        (8,456)           8,038
     Proceeds from other borrowings,
         net of repayments                                      5,758          3,469          5,745           3,439
                                                              -------        -------        -------        --------

              Net cash provided (used) by
                  financing activities                          2,002          8,106        (2,711)          11,477
                                                              -------        -------       -------          -------

Increase (decrease) in cash and cash equivalents                (929)          1,819        (5,575)             957

Cash and cash equivalents at beginning of period                8,494          5,380         13,140           6,242
                                                              -------        -------         ------        --------

Cash and cash equivalents at end of period                  $   7,565      $   7,199      $   7,565       $   7,199
                                                              =======        =======        =======         =======







          See accompanying notes to consolidated financial statements.

                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)



                                                                                                       Net
                                                                                                   Unrealized
                                                                                                    Holding
                                                                       Additional                     Gains           Total
                                                 Common Stock            Paid-in      Retained     (Losses) on    Stockholders'
                                             Shares        Amount        Capital      Earnings      Securities        Equity
                                             ------        ------        -------      --------      ----------        ------
                                                                      (Dollars in Thousands)

Balance, December 31, 1998                    952,296      $ 3,007       $ 3,149       $  324         $  (33)        $ 6,447

Comprehensive income:
   Net income                                       -            -             -          245              -             -
   Net change in unrealized holding
     gains (losses) on securities
     less reclassification for realized
     gains                                           -           -             -            -            (19)            226
                                         ------------- -----------   -----------   ----------         -------      ---------

Balance, June 30, 1999                        952,296      $ 3,007       $ 3,149       $  569         $  (52)        $ 6,673
                                              =======      =======       =======       ======          ======        =======













          See accompanying notes to consolidated financial statements.

                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 1999


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Citrus Financial Services, Inc. ("Citrus") and its wholly owned subsidiary Citrus Bank, N.A. ("Citrus Bank"). The consolidated financial statements for the three and six months ended June 30, 1999 and 1998, have not been audited and do not include information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. However, in the opinion of management, the accompanying consolidated financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results which may be expected for an entire year. The accounting policies followed by Citrus are set forth in Note 1 to Citrus' consolidated financial statements contained in the 1998 Annual Report to Stockholders and are incorporated herein by reference.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans ("Other Real Estate Owned"). In connection with the determination of the allowances for credit losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review Citrus Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require Citrus Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Management does not anticipate that the allowances for credit losses on loans and foreclosed real estate will change materially in the near term.

Fair Value of Financial Instruments
-----------------------------------

Financial instruments of Citrus consist of cash, due from banks, federal funds sold, investment securities, loans receivable, accrued interest receivable, deposits, federal funds purchased, other borrowings, accrued interest payable, and off-balance sheet commitments such as commitments to extend credit and standby letters of credit. On an interim basis, management considers the cost of providing estimated fair values by each class of financial instrument to exceed the benefits derived. In management's opinion, the carrying amount of financial instruments approximates fair value.

                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 1999


NOTE 2 - COMPUTATION OF PER SHARE EARNINGS

Basic earnings per share amounts are computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net earnings by the weighted average number of shares and all dilutive potential shares outstanding during the period. The following information was used in the computation of earnings per share on both a basic and diluted basis for the three and six months ended June 30, 1999 and 1998 (in thousands except per share data):

                                                                      For the Three Months      For the Six Months
                                                                           Ended June 30,         Ended June 30,
                                                                          1999     1998          1999      1998
                                                                       -------------------    --------  -------

     Basic EPS computation:
         Numerator - Net income                                        $  123      $  131      $  245     $  345
         Denominator - Weighted average shares outstanding                952         952         952        952
                                                                      -------     -------     -------    -------

         Basic EPS                                                     $ 0.13      $ 0.14      $ 0.26     $ 0.36
                                                                       ======      ======      ======     ======

     Diluted EPS computation:
         Numerator - Net income                                        $  123      $  131      $  245     $  345
                                                                       ------      ------      ------     ------
         Denominator - Weighted average shares outstanding                952         952         952        952
         Stock options and warrants                                       227         196         227        196
                                                                      -------     -------     -------    -------

                                                                        1,179       1,148       1,179      1,148
                                                                       ------      ------      ------     ------

         Diluted EPS                                                   $ 0.10      $ 0.11      $ 0.21     $ 0.30
                                                                       ======      ======      ======     ======


NOTE 3 - LOANS HELD FOR INVESTMENT

Loans consisted of (dollars in thousands):
                                                                                June 30,            December 31,
                                                                                   1999                  1998
                                                                                   ----                  ----

     Real estate                                                                  $41,282               $35,914
     Commercial and agriculture                                                    12,985                12,868
     Installment and other loans                                                    4,415                 4,347
                                                                                 --------              --------
           Total loans, gross                                                      58,682                53,129
     Unearned income and deferred fees                                               ( 8)                 (120)
     Allowance for credit losses                                                    (380)                 (461)
                                                                               ---------             ---------
           Net loans                                                              $58,294               $52,548
                                                                                  =======               =======


                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 1999


NOTE 4 - LOANS HELD FOR SALE

Loans held for sale include residential real estate loans held for sale to FNMA and outstanding loans originated by third-party brokers, assigned to Citrus Bank, and held by Citrus Bank pending transfer to investors with take-out commitments. At June 30, 1999, and December 31, 1998, such loans totaled $3,686,000 and $8,291,000, respectively.
These loans are carried at cost, which is lower than market.

Citrus Bank does not originate any significant amounts of loans specifically for resale. Loans originated by Citrus Bank and sold principally to FNMA generally represent less than 3% of all loans originated. The only servicing income received by Citrus Bank comes from the servicing of loans sold principally to FNMA, which is not considered to be material.


NOTE 5 - ALLOWANCE FOR CREDIT LOSSES

Citrus' Board of Directors monitors the loan portfolio quarterly in order to enable it to evaluate the adequacy of the allowance for credit losses.
Management has implemented a risk system that identifies potential problem credits as early as possible, categorizes the credits as to risk, and puts a reporting process in place to monitor the progress of the credits.

Citrus maintains the allowance for credit losses at a level sufficient to absorb all estimated losses inherent in the loan portfolio. Activity in the allowance for credit losses follows (dollars in thousands):

                                                                               Six Months         Twelve Months
                                                                              Ended June 30,     Ended December 31,
                                                                                  1999                 1998
                                                                               --------             -------

         Balance, beginning of period                                              $ 461               $ 431
                                                                                   -----               -----
         Recoveries
                  Real estate loans                                                    -                  43
                  Installment loans                                                    -                   8
                  Credit card and related plans                                        -                   -
                  Commercial and all other loans                                       -                   1
                                                                               ---------            --------
                                                                                       -                  52
                                                                               ---------             -------
         Charge-offs
                  Real estate loans                                                    -                   -
                  Installment loans                                                    6                  35
                  Credit card and related plans                                        5                  10
                  Commercial and all other loans                                      90                   -
                                                                                 -------           ---------
                                                                                     101                  45
                                                                                  ------             -------

         Provision charged to operations                                              20                  23
                                                                                 -------             -------

         Balance, end of period                                                    $ 380               $ 461
                                                                                   =====               =====


During the first quarter of 1998, Citrus settled litigation involving a significant problem credit. As a result of this settlement, Citrus recorded a credit provision of $96,000 for the quarter ended March 31, 1998. During the remainder of 1998, Citrus recorded a provision for credit losses of $119,000 to recognize the potential credit losses associated with one borrower. Three loans totaling $85,000 to this borrower were charged off in 1999. At June 30, 1999, Citrus had $30,000 in loans classified as loss. This loss was fully reserved.

                 CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 1999


NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Citrus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those commitments involve, to varying degrees, elements of credit, and interest rate risk in excess of the amounts recognized in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Financial instruments at June 30, 1999, consisted of commitments to extend credit approximating $8.5 million and letters of credit of $126,000.


NOTE 7 - PUBLIC STOCK OFFERING

Citrus' Registration Statement on Form SB-2 ("Registration Statement") was declared effective by the Securities and Exchange Commission on May 3, 1999. Citrus has commenced its public offering of between 1,000,000 and 1,200,000 shares of its common stock. The proceeds are expected to be used to complete the opening of two new banks as further discussed in the Registration Statement. As of June 30, 1999, approximately $1.1 million had been deposited in an escrow account held with Independent Bankers' Bank of Florida subject to an Escrow Agreement as described in the Registration Statement. None of the escrow deposits have been recorded by Citrus and the costs of raising these funds incurred by Citrus through June 30, 1999, have been recorded as other assets. As of July 30, 1999, approximately $1.8 million had been deposited in the escrow account.

                             NEW SUBSCRIPTION OFFER


         [Citrus Financial Services, Inc. logo]

--------------------------------------------------------------------------------

      Citrus Financial Services, Inc. has amended the terms of its common stock offering. The amendment was contained in our Prospectus supplement dated October [OPEN], 1999. Citrus Financial considers the amendment to be a material change in the offering and, therefore, has refunded the subscription proceeds that have been received prior to the date of the supplement with interest. A person who wants to resubscribe for shares may do so by signing and returning this form by mail to Citrus Financial at the address below or by facsimile to (561) 567-8301.

      The undersigned hereby acknowledges that I/we wish to resubscribe for _________ shares of Citrus Financial common stock.

      By signing below, the undersigned accepts the amendment to extend the offering and to reduce the minimum number of shares to 558,000 as disclosed in supplement No. 2, receipt of which is hereby acknowledged. The undersigned has enclosed a check representing the price of the shares to be purchased.



  Total Number of Shares:                   At $10.75 per share =  $
                         ---------                                     -------


Name:
      -----------------------------

Name:
      -----------------------------


Signed this         day of ________________, 1999.
           ------


                                                   -----------------------------
                                                              Subscriber

                                                   -----------------------------
                                                              Subscriber


------------------------------------

              Label

------------------------------------



         Please return this new subscription offer form in the enclosed self-addressed envelope or by facsimile at (561) 567-8301
                            before November 30, 1999.


--------------------------------------------------------------------------------
           1717 Indian River Boulevard, Vero Beach, Florida 32960-5626

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Form SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vero Beach, State of Florida, on the 15th day of October, 1999.

                                            CITRUS FINANCIAL SERVICES, INC.


                                     By:    /s/ Josh C. Cox, Jr.
                                            ------------------------------------

                                                Josh C. Cox, Jr.,
                                                President and
                                                  Chief Executive Officer


                                     By:    /s/ Henry O. Speight
                                            ------------------------------------
                                                Henry O. Speight,
                                                Chief Financial Officer

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Josh C. Cox, Jr., and Henry O. Speight their true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the 33 Act, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated:

                Signature                                   Title                                    Date
                ---------                                   -----                                    ----


  *  /s/ Josh C. Cox, Jr.                            Chairman of the Board                           October 15, 1999
-------------------------------------------------
       Robert L. Brackett

  *  /s/ Josh C. Cox, Jr.                            Director                                        October 15, 1999
-------------------------------------------------
       Josh C. Cox, Jr.

  *  /s/ Josh C. Cox, Jr.                            Director                                        October 15, 1999
-------------------------------------------------
       Hubert Graves, Jr.

  *  /s/ Josh C. Cox, Jr.                            Director                                        October 15, 1999
-------------------------------------------------
       Roy H. Lambert

  *  /s/  Josh C. Cox, Jr.                           Director                                        October 15, 1999
-------------------------------------------------
       Earl H. Masteller

  *  /s/ Josh C. Cox, Jr.                            Director                                        October 15, 1999
-------------------------------------------------
       Louis L. Schlitt

  *  /s/ Josh C. Cox, Jr.                            Director                                        October 15, 1999
-------------------------------------------------
       Walter E. Smith, Jr.

  *  /s/ Josh C. Cox, Jr.                            Director                                        October 15, 1999
-------------------------------------------------
       James R. Thompson

*    Pursuant to Power of Attorney  filed  November  20, 1998 and  February  16,
     1999, authorizing Josh C. Cox, Jr. and Henry O. Speight, or either of them, as the true and lawful attorneys-in-fact to sign all amendments to the Form
     SB-2 Registration Statement.

Exhibits Schedule

The following exhibits are filed as part of this Post-Effective Amendment No. 1 to Form SB- 2 Registration Statement:

   Exhibit
   Number                              Description of Exhibit
--------------------------------------------------------------------------------
      *1.1           Form of Sales Agency Agreement with Banc Stock Financial Services, Inc.

     **3.1           Articles of Incorporation of the Company

     **3.2           By-Laws of the Company

       3.3           Amendments to Bylaws adopted March 16, 1995 (1995 1st Quarter 10Q)

      *4.1           Specimen Common Stock Certificate

      *4.2           Form of Escrow Agreement with Independent Bankers' Bank of Florida

      *5.1           Opinion of Igler & Dougherty, P.A.

     *10.5           Employment Letter with Walter A. Alvarez

     *21.1           Subsidiaries of the Company

     *23.1           Consent of Igler & Dougherty, P.A., included in the Opinion Letter

     *23.2           Consent of Stevens, Sparks & Company, P.A.

     *24.1           Power of Attorney (included in signature page to this Registration Statement)

   ***27.1           Financial Data Schedule

------------------------------------

*    Denotes previously EDGAR filed as part of this Registration Statement, File
     No. 333-67613

**   Denotes  previously  filed  as  part  of the  Company's  S-18  Registration
     Statement, File No. 33- 29696-A.

*** Denotes previously EDGAR filed as part of the Company's Form 10-QSB on August 13, 1999.
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